

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 14, 2009

Mr. Paviter S. Binning
Executive Vice President and Chief Financial Officer
Nortel Networks Limited
195 The West Mall
Toronto, Ontario, Canada
M9C 5K1

 Re: Nortel Networks Limited
   Form 10-K for the Fiscal Year Ended December 31, 2008
   Filed March 2, 2009
   Form 10-Q for the Quarterly Period Ended June 30, 2009
   File No. 001-34243

Dear Mr. Binning:

 We have reviewed your supplemental response letter dated August 14, 2009 as well as your filing and have the following comments.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Combined and Consolidated Financial Statements, pages 1-3

1. We note your response to comment three in our letter dated July 29, 2009. It is still unclear to us how you concluded that you have control of your U.S. and Canadian subsidiaries that filed for creditor protection. We note that all initial transactions and certain subsequent transactions require the approval of the U.S. Court and the Canadian Court. Please tell us in more detail why control does not rest with the courts based on their role in your creditor protection proceedings. It appears to us that you can not unilaterally make decisions without the approval of the courts. In addition, tell us in more detail why you consider power of the courts in these proceedings to be protective rights and not substantive participating rights pursuant to EITF 96-16.

2. We note your response to comment four in our letter dated July 29, 2009. It is still unclear to us why combined financial statements are appropriate based on your assessment of common management. Based on your response and page 10, it appears to us that the U.K. and Israeli Administrators manage the operations of the EMEA Debtors. Please tell us in more detail why the management of the

Mr. Paviter S. Binning
Nortel Networks Limited
September 14, 2009
Page 2

    EMEA Debtors does not rest with the U.K. and Israeli Administrators. It is
    unclear to us how "the U.K. Administrators' indication that they will work
    closely…in order to facilitate the Creditor Protection Proceedings" and Nortel's
    management continuing to make operational decisions "in working with the U.K.
    Administrators" supports your conclusion that combined and consolidated
    financial statements is appropriate on the basis of common management.

3. Please refer to "Condensed Combined Debtors Financial Statements" on page 17.
    Tell us why the non-debtor subsidiaries and affiliates are treated as non-
    consolidated affiliates. Refer to paragraphs 32 and 33 of SOP 90-7.

7. Assets and Liabilities held for sale, page 32

4. Please tell us why the sale of substantially all of Nortel's CDMA business and
    LTE Access assets are not presented as discontinued operations under SFAS 144.

                              *   *   *   *

        Please respond to these comments through correspondence over EDGAR within
10 business days or tell us when you will provide us with a response. You may contact
Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior
Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the
financial statements and related matters. Please contact me at (202) 551-3810 if you have
any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director